DENVER	February 6, 2007

Via EDGAR and Facsimile (202) 772-9205

BOULDER	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
COLORADO SPRINGS	100 F Street, N.E.
Washington, D. C. 20549-3720

LONDON	Re:	National CineMedia, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed February 6, 2007 File No. 333-137976

LOS ANGELES	Dear Mr. Spirgel:

MUNICH

This letter is being submitted in response to an oral comment received from Ms. Cheryl Grant and Mr. William Bennett of the staff of the Commission (the “Staff”) in a telephone conversation on February 6, 2007 (the “Feb. 6 Comment”).

SALT LAKE CITY

The responses and supplemental information provided herein in response to the Feb. 6 Comment are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

SAN FRANCISCO

For your convenience, we have restated the Feb. 6 Comment below, followed by the Company’s response. The page numbers below refer to the Company’s Amendment No. 6 to Registration Statement filed on February 6, 2007.

Summary

1.      Please explain the reason for deleting the numerical disclosure on page 6 relating to the amount of the periodic cash payments to be paid to the founding members pursuant to the tax receivable agreement and explain why the numerical disclosure is not necessary for an understanding of the risk factor on page 27.

Mr. Larry Spirgel February 6, 2007 Page 2

The Company has deleted the numerical disclosure on pages 6, 27, and 144 of the Registration Statement because it has concluded that the total amount of the periodic cash payments to be paid to the founding members pursuant to the tax receivable agreement is not reasonably estimable in a manner that provides helpful information to investors. The Company has reached this conclusion because numerous variables could affect the payments to be made under the tax receivable agreement and because changes in those variables would also be likely to materially affect any estimate. A description of certain of the variables that will affect the payments to be made under the tax receivable agreement has been added to the disclosure on page 144.

One factor that is of particular importance to the Company in reaching its conclusion is the Company’s belief that a primary assumption that it had used to calculate the numerical disclosure in its previous filing, namely, the redemption by the founding members of all of their common membership units in NCM LLC solely in exchange for shares of common stock in NCM Inc. in a taxable transaction at the time of closing of the initial public offering, is not likely to occur. As a result, the Company believes that the numerical disclosure was not particularly helpful to investors and, given the number of variables outside of the control of the Company, the Company was not able to compile a set of likely assumptions involving those variables.

In addition, the Company believes that the numerical disclosure is not necessary for an understanding of the tax receivable agreement and associated risks to the Company. The agreement provides for payment of 90% of the cash savings, if any, in taxes that the Company actually realizes as a result of the various transactions described in the Registration Statement. Therefore, the Company believes that the actual amounts of the payments are not key to an understanding of the potential risks to the Company. Instead, the Company believes it is important to understand what transactions give rise to the tax savings, and the percentage of the savings being paid to the founding members. Furthermore, the Company believes that the potential risk associated with the

Mr. Larry Spirgel February 6, 2007 Page 3

founding member indemnification obligations as disclosed in the risk factor discussion on page 27 and again in the discussion of the tax receivable agreement on page 144 is the other important element of an investor’s understanding of the potential risks to the Company associated with entering into the tax receivable agreement.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely, /s/ Holme Roberts & Owen LLP Holme Roberts & Owen LLP

cc: William Bennett Cheryl Grant Claire DeLabar Carlos Pacho Ralph E. Hardy Mark Wehrle Casey T. Fleck Nicholas P. Saggese